                                                                        3099


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                ______________

                                 SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 10)(1)


                          National Auto Credit, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock $.05 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                     632900  10  6   (formerly 63252R103)
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                ______________


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




____________________
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                     (Continued on the following page(s))

3100                                            SCHEDULE 13G

 CUSIP NO. 632900-10 6                                                                 PAGE 2 OF 4  PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Sam J. Frankino                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | U.S.A.                                                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  14,018,960                                                     |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |        0                                                        |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  14,018,960                                                     |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |        0                                                        |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 14,018,960*                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 54.1%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 3 of 4 pages


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                 SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                              (Amendment No. 10)


ITEM 1 (A).  NAME OF ISSUER:

                          National Auto Credit, Inc.


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              30000 Aurora Road
                              Solon, OH  44139


ITEM 2 (A).  NAME OF PERSON FILING:

                               Sam J. Frankino


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                              National Auto Credit, Inc.
                              30000 Aurora Road
                              Solon, OH  44139


ITEM 2 (C).  CITIZENSHIP:

                                    U.S.A.


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

                         Common Stock, $.05 par value


ITEM 2 (E).  CUSIP NUMBER:

                       632900 10 6 (formerly 63252R103)


ITEM 3.      THIS ITEM IS NOT APPLICABLE.

ITEM 4.  OWNERSHIP:

          (a)  Amount of beneficially owned:                                    14,018,960 shares
               National Auto Credit, Inc. common stock,
               $.05 par value

          (b)  Percent of class:                                                   54.1%

          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote                      14,018,960

             (ii) Shared power to vote or to direct the vote                        -0-

            (iii) Sole power to dispose or to direct the disposition of         14,018,960 shares

             (iv) Shared power to dispose or to direct the disposition of           -0-


                                                             Page 4 of 4 pages

ITEM 5.   This item is not applicable.




ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          There is no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.


ITEM 7.   This item is not applicable.


ITEM 8.   This item is not applicable.


ITEM 9.   This item is not applicable.


ITEM 10.  This item is not applicable.




/  / Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1996
--------------------------------
          Date



/s/  Sam J. Frankino
--------------------------------
     Sam J. Frankino




     Sam J. Frankino, Chairman of the Board
---------------------------------------------
Name/Title


* All of the Shares held in partnership are held pursuant to the Declaration of Trust of the Sam J. Frankino Trust.